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January 29, 2021

FILED VIA EDGAR

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Wisconsin Capital Funds, Inc. (the “Registrant”)
1940 Act File No. 811-22045; Registration No. 333-141917

Response to Staff’s Comments on Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A, Filed December 7, 2020

Dear Ms. Vroman-Lee:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as we understand them based upon a telephone conversation on January 22, 2021, regarding Post-Effective Amendment No. 26 to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Registrant is comprised of two series, the Plumb Equity Fund (the “Equity Fund”) and the Plumb Balanced Fund (the “Balanced Fund”) (each a “Fund” and collectively, the “Funds”). The comments provided by the Staff with regard to the Plumb Balanced Fund have also been addressed with regard to the Plumb Equity Fund, to the extent applicable.

Comment 1:
The Staff notes that each Fund holds investments in emerging markets, and the Prospectus discloses the risks associated with investments in emerging markets. To the extent that investing in emerging markets constitutes a principal investment strategy of a Fund, please consider adding related disclosure to that Fund’s discussion of Principal Investment Strategies. If the Registrant believes that investing in emerging markets is not a principal investment strategy of a Fund, the Staff requested that the Registrant describe its reasoning for this conclusion.

Response:
The Registrant responds by revising each Fund’s principal investment strategies disclosure to add references to investments in emerging markets as follows (additions to this disclosure are shown in underline formatting for reference):

“The Fund will also invest in foreign securities, including the securities of companies located in emerging market countries. The Fund will limit its investments in foreign securities, including in American Depositary Receipts (“ADRs”), to 15% of its total assets. The Fund will only invest in emerging-market securities to the extent that such securities are listed on a U.S. exchange.

Comment 2:
The Staff notes that the Funds include investments in growth stocks and value stocks as part of each Fund’s principal investment strategies. Please consider adding corresponding risks factors associated with the Funds’ investments in growth stocks and value stocks to the Summary Section of each Fund’s prospectus.

Response:
The Registrant responds by moving the Growth and Value Stock Risk disclosure from “Other Non-Principal Investment Risks of the Funds” to the Risk/Return summary section for each Fund, respectively, and revising the disclosure (as follows) in Post-Effective Amendment No. 27 to the Registration Statement:

Growth and Value Stock Risk. By investing in a mix of growth and value companies, the Fund assumes the risks of both. To the extent the Fund is more heavily allocated to growth or value stocks, its performance may deviate significantly from its benchmark.

Growth Investing Risk. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors frequently move away from these stocks quickly, thus depressing their market prices, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that may cushion stock prices in market downturns.

Value Investing Risk. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

Comment 3:
The Staff notes that the Funds’ disclosures refer to investments in convertible securities. The Staff requested that the Registrant supplementally confirm whether the Funds expect to invest in contingent convertible securities (“CoCos”). If either Fund expects to invest in CoCos, the Staff may have additional comments on the disclosures included in the Prospectus and Statement of Additional Information.

Response:
The Registrant responds by supplementally confirming that the Funds do not expect to invest in CoCos.

Comment 4:
The Staff notes that the Funds invest in other investment companies. Please confirm that to the extent Acquired Fund Fees and Expenses (“AFFE”) for a Fund exceed 0.01% of its average net assets, the applicable Fund will include a separate caption for AFFE in the Fees and Expenses of the Fund table.

Response:
The Registrant responds by confirming that AFFE for each Fund did not exceed 0.01% of a Fund’s average net assets. Accordingly, neither Fund has included a separate caption for AFFE, as these expenses are included in the “Other Expenses” line item of each Fees and Expenses of the Fund table.

If you have any questions or concerns regarding the above responses, please do not hesitate to contact me at (414) 277-5817.

Very truly yours,

Quarles & Brady LLP
/s/ Matthew C. Vogel
Matthew C. Vogel

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